Free Writing Prospectus Filed Pursuant to Rule 163 Ambac Financial Group, Inc. One State Street Plaza New York, NY 10004 212.668.0340 News Release For Immediate Release

Investor/Media Contact: Peter R. Poillon (212) 208-3333 ppoillon@ambac.com Web site: www.ambac.com

AMBAC ANNOUNCES CAPITAL ENHANCEMENT PLAN TO RAISE IN EXCESS OF $1 BILLION

Company Reduces Quarterly Dividend from $0.21 to $0.07;

Appoints Director Michael A. Callen as Chairman and Interim Chief Executive Officer,
Succeeding Robert J. Genader, who is Retiring;

Announces Estimate of Fourth Quarter Mark-to-Market Loss on Credit Derivatives Portfolio and Estimate of Fourth Quarter Loss Provision;

Schedules Fourth Quarter Earnings Release for January 22, 2008

NEW YORK, January 16, 2008--Ambac Financial Group, Inc. (NYSE: ABK) (Ambac) today announced that its Board of Directors has approved a plan to strengthen its capital base through the issuance of at least $1 billion of equity and equity-linked securities. This plan may also include additional capital from reinsurance or issuance of debt securities. Ambac said that it is committed to maintaining its triple-A financial strength. By raising at least $1 billion in capital, Ambac is expected to meet or exceed Fitch Ratings’ current triple-A capital requirements for the Company. The Company noted that its existing capital position currently meets or exceeds the triple-A capital requirements of both S&P and Moody’s. As part of its capital initiative, Ambac also said that it will reduce the quarterly dividend on its common stock from $0.21 per share to $0.07 per share.

Management Change

Ambac’s Board of Directors announced today that it has named Michael A. Callen as Chairman and Interim Chief Executive Officer. Mr. Callen has been Presiding Director and a member of the Audit; Compensation; and Governance committees of Ambac’s Board of Directors. He succeeds Robert J. Genader, who will retire from the Company effective today. “Mike has extensive experience in advising and leading companies engaged in sophisticated capital markets transactions, and he will provide valuable leadership to the excellent management team at Ambac,” said Jill Considine, Chairman of the Board’s Governance Committee. Ms. Considine commented further, “On behalf of the Board and everyone at Ambac, I would like to thank Bob Genader for his more than 20 years of dedication to Ambac. He has served the Company in almost every capacity throughout his long career, and has been a true asset. Indeed, one of the most important testaments to his leadership is the highly-qualified management team currently at Ambac. We wish him well in his retirement.”

Mr. Callen said, “We have great confidence in our plan to enhance Ambac’s capital position by over $1 billion within an accelerated time frame. We are optimistic about the long-term business opportunities ahead for Ambac, even as we respond to the volatility in the present credit market. We expect that our experienced management team, significant size and scale, and expertise in growing market sectors such as global infrastructure finance will help us tap the potential of the market today and into the future.” Mr. Callen also stated that the Company has been working with Credit Suisse as its financial adviser.

Mark-to-market and Losses

The Company also announced the results of its fourth quarter fair value review of its outstanding credit derivative contracts. Ambac’s estimate of the fair value or “mark-to-market” adjustment for its credit derivative portfolio for the quarter ended December 31, 2007 amounted to an estimated loss of $5.4 billion, pre-tax, $3.5 billion, after tax. Of the estimated $5.4 billion pre-tax mark-to-market loss, approximately $1.1 billion represents estimated credit impairment related to certain collateralized debt obligations of asset-backed securities transactions. These transactions are backed primarily by mezzanine level subprime residential mortgage-backed securities that have been internally downgraded to below investment grade. Ambac continues to believe that the balance of the mark-to-market losses taken to date are not predictive of future claims and that, in the absence of further credit impairment, the cumulative marks would be expected to reverse over the remaining life of the insured transactions.

Ambac also expects to report a loss provision amounting to approximately $143 million, pre-tax. The loss provision relates primarily to underperforming home equity line of credit and closed-end second lien RMBS securitizations.

As a result of the aforementioned losses, Ambac expects to report a net loss per share of up to $32.83 for the fourth quarter ended December 31, 2007. Earnings measures reported by research analysts are on an operating basis and exclude the net income impact of mark-to-market gains and losses on credit derivative contracts internally rated investment grade, as well as certain other items. Ambac expects to report operating losses(1) per share of up to $5.80 for the fourth quarter primarily as a result of the aforementioned losses on CDOs and home equity line of credit transactions. In addition, book value per share is expected to be approximately $21.00 per share at December 31, 2007.

Michael A. Callen

Ambac said that, consistent with NYSE requirements and corporate governance best practices, upon assuming his new responsibilities as Chairman of the Board and interim Chief Executive Officer, Mr. Callen will no longer serve as a member of the Audit, Compensation and Governance Committees.

Mr. Callen has been a member of the Board since Ambac went public in 1991. He spent more than 25 years at Citigroup and was a director and Sector Executive for Citicorp from 1987 to 1992. Since 1996, Mr. Callen has been President of financial consulting firm, Avalon Argus Associates, LLC. He was Special Advisor to the National Commercial Bank located in Jeddah in the Kingdom of Saudi Arabia from 1993 to 1996. He has been an independent consultant and an Adjunct Professor at Columbia University Business School and at Georgetown’s Masters of Science in Foreign Services program. Mr. Callen also serves as a director of Intervest Corporation of New York and Intervest Bancshares Corporation.

W. Grant Gregory

The Company also said that on January 13, 2008, W. Grant Gregory resigned from the Board of Directors of Ambac and Ambac Assurance Corporation in order to concentrate on his professional responsibilities as the President of Cerberus Operations and Advisory Company, LLC., an affiliate of Cerberus Capital Management, L.P. “On behalf of the Board of Directors of Ambac, we understand that Grant has many responsibilities at Cerberus, and we will miss the dedication and insight that he brought to the Board,” commented Mr. Callen.

Fourth Quarter Earnings Release and Conference Call

Ambac will move the reporting of its fourth quarter results to Tuesday, January 22, 2008 at 6:00 a.m. (ET), from the originally scheduled date of Wednesday, January 30, 2008. Messrs. Callen and Sean Leonard, Chief Financial Officer, will host a conference call that day at 10:00 a.m. (ET) to discuss the financial results and the status of Ambac’s capital expansion plan. The call in number to listen in is 877-407-8035 (U.S.) and 201-689-8035 (outside the U.S.). The conference call will also be webcast live at www.ambac.com.

Ambac is providing this preliminary information about its fourth quarter results prior to the scheduled earnings announcement date in light of market events of recent months and the management change. Investors should not expect Ambac to provide information about the results of future quarters in advance of scheduled quarterly earnings announcement dates. In addition, investors should not expect Ambac to update the information provided in this release in advance of the scheduled announcement date for its fourth quarter.

Forward-Looking Statements

This release contains statements about our future results that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in Ambac’s filings with the Securities and Exchange Commission. There are a variety of factors, many of which are beyond Ambac’s control, which affect the operations, performance, business strategy and results and could cause its actual results to differ materially from the expectations and objectives expressed in any forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements which speak only as of the date they are made. Ambac does not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statements are made. The reader should, however, consult any further disclosures Ambac may make in its future filings of its reports on Form 10-K, Form 10-Q and Form 8-K.

Ambac may also, from time to time, disclose financial information on a non-GAAP basis where management believes this information is valuable to investors in gauging the quality of Ambac’s financial performance and identifying trends.

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Ambac may file a registration statement (including a prospectus) and prospectus supplements with the Securities and Exchange Commission for the potential offerings of equity and equity-linked securities to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to the applicable offering and any other documents that Ambac has filed with the SEC for more complete information about Ambac and the applicable offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, Ambac will arrange to send you the prospectus and the applicable prospectus supplement after filing if you request it by calling toll-free 1-800-221-1854, or by emailing Peter Poillon of Ambac's Investor Relations at ppoillon@ambac.com.

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Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose affiliates provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac’s principal operating subsidiary, Ambac Assurance Corporation, a leading guarantor of public finance and structured finance obligations, has earned triple-A ratings from Moody’s Investors Service, Inc., Standard & Poor’s Ratings Services and Fitch, Inc. Standard & Poor’s has placed Ambac’s triple-A rating on “negative outlook.” Fitch has placed Ambac's triple-A rating on “rating watch negative.” Ambac Financial Group, Inc. common stock is listed on the New York Stock Exchange (ticker symbol ABK).

(1)	Operating earnings is not a substitute for net income computed in accordance with GAAP, but is a useful measure of performance used by management, equity analysts and investors because it allows more consistent period-to-period comparison of our earnings without the effects of our credit derivative mark-to-market adjustments discussed in this press release and other adjustments. Operating earnings measures income from operations excluding the impact of investment portfolio realized gains and losses, mark-to-market gains and losses on credit, total return and non-trading derivative contracts and certain other items (collectively “net security gains and losses”). The definition of operating earnings used by Ambac may differ from definitions of operating earnings used by other public holding companies of financial guarantors. The following reconciles estimated GAAP net loss per share to estimated operating loss per share for the fourth quarter of 2007:

Estimated
Fourth Quarter
2007
Net loss per share	($32.83)

Effect of net security losses	$34.06

Less impairment losses	($7.03)

Operating earnings per share	($5.80)